

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

No Act
P.E 12-11-02



03005002

January 15, 2003

Peter M. Kreindler
Senior Vice President and
General Counsel
Honeywell International Inc.
101 Columbia Road
Morristown, NJ 07962-2496

Act 1934
Section
Rule 14A-8
Public Availability 1-15-2003

Re: Honeywell International Inc.
Incoming letter dated December 11, 2002

Dear Mr. Kreindler:

This is in response to your letter dated December 11, 2002 concerning a shareholder proposal submitted to Honeywell by John Chevedden. We also have received a letter from the proponent dated December 20, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
FEB 05 2003
THOMSON
FINANCIAL

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Honeywell

Peter M. Kreindler

Senior Vice President and
General Counsel

Honeywell
101 Columbia Road
Morristown, NJ 07962-2496

973 455-5513
973 455-4217 Fax

December 11, 2002

VIA UPS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RECEIVED
2002 DEC 12 PM 3:24
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Re: Honeywell International Inc.: Omission of
Shareowner Proposal Submitted by John Chevedden

Ladies and Gentlemen:

On behalf of Honeywell International Inc. (the "Company" or "Honeywell"), we have enclosed pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), five additional copies of this letter, along with a shareowner proposal and statement of support submitted by John Chevedden (the "Proponent"), for inclusion in the Company's proxy materials for the 2003 Annual Meeting of Shareowners. The proposal and supporting statement are collectively referred to as the "Proposal."

We respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur that it will not recommend any enforcement action to the Securities and Exchange Commission (the "SEC") if the Company omits the Proposal from its 2003 proxy materials. We are sending a copy of this letter to the Proponent as formal notice of Honeywell's intention to exclude the Proposal from its proxy materials.

> Resolution: "Shareholders recommend that each director be elected annually. This proposal recommends that our company's governing documents be amended accordingly. This includes the bylaws."

Reasons for Excluding the Proposal. It is our opinion that this Proposal is excludable for the following reasons: The Proposal violates the proxy rules, including Rule 14a-9, because it is false and misleading, inflammatory, impugns character and integrity without factual foundation,

and sets forth numerous other statements and assertions that lack factual support and citation. Therefore, the Proposal may be excluded pursuant to Rule 14a-8(i)(3) under the Exchange Act.

A shareowner proposal that is false or misleading may be omitted from a registrant's proxy materials under Rules 14a-8(i)(3) and 14a-9, which prohibit the use of proxy materials containing any materially false or misleading statements. A shareowner proposal may violate Rule 14a-9 -- and, thus, Rule 14a-8(i)(3) -- if it contains language which is false or misleading, including statements that, under Note (b) to Rule 14a-9, "directly or indirectly impugn[ ] character, integrity or personal reputation . . . without factual foundation."

The following are examples of statements and assertions in the Proposal that are false and misleading within the meaning of Rules 14a-8(i)(3) and 14a-9:

- The Proponent states that "[t]wenty-five (25) proposals on this topic won an overall 63% approval rate at major companies in 2002." This statement is misleading for a number of reasons: First, it is unclear from the Proponent's statement whether he is taking into account all companies at which an annual election proposal was voted on, or whether he is only considering the companies at which such a proposal received a majority of the votes cast. If the latter, it remains unclear whether the Proponent has further limited his subset of companies to take into account only those companies at which the proposal passed according to the respective company's vote requirements, or whether the Proponent included only those instances where the proposal received the highest votes. The Proposal is thus inherently false and misleading because we are unable to determine how the Proponent decided what companies to consider in making his statement.

  Moreover, the Proponent's use of the term "major companies" is in and of itself misleading. Once again, the Proponent offers no explanation of what criteria must be satisfied in order for a given registrant to be characterized as a "major company" in his view. This, again, results in a statement that is false and misleading.

  Finally, it is also unclear from the Proposal what is meant by the phrase "overall 63% approval rate." In addition to failing to identify the companies that the Proponent considered, the Proponent makes no effort to explain how he determined that proposals on this topic achieved an "overall 63% approval rate" at such companies. The Proponent does not explain his use of the term "overall," nor does he identify how that term differs from the "average" -- whether it be a mean, median, or mode -- vote on this topic. Moreover, it is unclear whether the percentage set forth by the Proponent is based solely on the number of yes/no votes cast, or takes into account the effect of abstentions where appropriate. Thus, the Proponent's statement is again false and misleading.

  With respect to the statement at issue, the Staff has consistently permitted companies to omit in their entirety similar statements made in other proposals submitted by the Proponent himself, or for which he served as proxy for another shareowner, unless the Proponent revised them in the manner specified by the Staff. See, e.g., Minnesota

Mining and Manufacturing Company (March 18, 2002) (permitting omission of a statement in the Proponent's poison pill proposal, which stated that a specific number of "major companies" received proposals on the same topic as the Proponent's proposal and that those other proposals received a certain percentage vote, unless the Proponent could "specifically identify the major companies referenced and provide factual support in the form of a citation to a specific source" for the voting results referenced); El Paso Corporation (March 11, 2002) (same); The Boeing Company (March 2, 2002) (same); PG&E Corporation (March 1, 2002) (same); and Sears, Roebuck and Co. (February 26, 2002) (same). Yet, in the instant Proposal, the Proponent reasserts the same type of statement that the Staff has previously found to be false and misleading.

- The Proponent also states that "[i]nstitutional investors own 74% of Honeywell stock." Without factual support, it is unclear how the Proponent derived such a number or what the Proponent meant by the term "institutional investors." The Proponent further misleads the reader by referring to a statement made by the Council of Institutional Investors (the "Council") in the sentence immediately prior to his reference to Company stock ownership by institutional investors. Whatever "institutional investors" means, it is quite different from the "Council of Institutional Investors," yet the Proponent's supporting statement makes it appear as if the "institutional investors" that own shares of the Company's common stock all support the Council's statement, when in fact the Proponent has provided no factual support for such an assertion. In addition, the Proposal may be read to imply that the Council is synonymous with "institutional investors," which also is not true.

  Further, the Proponent provides no citation or other form of factual foundation to support his assertion that the Proposal, or any other proposal "on this topic," has "Strong Institutional Investor Support." This statement gives shareowners the false impression that the Proponent himself enjoys the backing of numerous institutional investors on the instant Proposal.

  The Staff has consistently required the instant Proponent to delete such a statement from proposals submitted to other companies. See, e.g., Maytag Corporation (March 14, 2002) (requiring the Proponent to delete the statement "Institutional Investors own 57% of Maytag stock"); Raytheon Company (March 13, 2002) (requiring the Proponent to delete the statement "Raytheon is 60%-owned by institutional investors"); and Raytheon Company (March 12, 2002) (requiring the Proponent to delete the statement "Institutional Investors own 63% of Raytheon Stock"). Once again, the Proponent has included a statement in the instant Proposal that the Staff has repeatedly directed him to delete. Such a statement is, once again, therefore false and misleading and may be omitted under Rule 14a-8(i)(3).

- The Proponent's inclusion of the URL "www.cii.org" is also false and misleading under Rules 14a-8(i)(3) and 14a-9. The Staff has noted that "a website address could be subject to exclusion if it refers readers to information that may be materially false or misleading,

irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules." Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001). References to website addresses often can be misleading, given that a website (particularly a third-party website, such as the one cited in the Proposal) cannot be regulated for content and is always subject to change without notice. Further, entering the URL cited above brings up the "Welcome" page of a website about the Council. While the Council maintains other pages (some of which may be accessed through the Council's "Welcome" page) that may contain information that is potentially relevant to the Proposal, the "Welcome" page does not.

Indeed, there are several recent no-action letters that have required the instant Proponent to delete or revise a citation to a website address, including "www.cii.org," the very website cited in the instant Proposal. See, e.g., AMR Corporation (April 3, 2002) (noting that the website address "www.cii.org" may be omitted unless the Proponent provided a citation to a specific source); Raytheon Company (March 12, 2002) (same); The Boeing Company (March 2, 2002) (requiring the Proponent to delete the website address "www.cii.org" in its entirety). Once again, the Proponent has included language in the instant Proposal that the Staff has repeatedly asked him to delete or revise. Accordingly, the website address in the Proposal may be omitted under Rule 14a-8(i)(3).

- The Proponent asserts that "Honeywell may have a few more rough quarters ahead, reports 'Dogs of the Dow'." Although we have located a "Dogs of the Dow" URL, http://www.dogsofthedow.com, we have been unable to locate any information on that website that would support the Proponent's statement. Rather, upon entering the website, we were presented with a vast array of information about such topics as investment portfolios, performance tables, "Top Dog Brokers," and a "Search Engine Gallery." While we did locate some information about Honeywell by clicking on the links entitled "Current Doggishness" and "Previous Doggishness," and then clicking on the symbol "HON," such information consisted only of the Company's address, phone number, a simple business profile, and various links to the Company's own website and other third-party websites.

  Without a more specific citation and further factual foundation, the Proponent's statement is false and misleading under Rules 14a-8(i)(3) and 14a-9. Indeed, the Proponent's reference to "Dogs of the Dow," without even a reference to the website, is actually more false and misleading than his reference to the Council's website, which the Staff has repeatedly directed him to delete.

- The Proposal also impugns the character and integrity of the members of the Company's Board of Directors and management without factual foundation in numerous ways under the inflammatory heading "Flaws in Claimed 5-Year Company Study of this Proposal Topic," asserting without factual support that "[t]here is evidence that our management has not thoroughly researched shareholder proposal topics"; that "[t]here is no evidence that our management located any of the numerous reports that support this shareholder

proposal topic. Yet our management claimed to analyze this topic for 5 years"; and that "[f]rom the text our management appears to over-rely on an entrenched long-term strategy." Although he does not so state, the Proponent appears to be challenging the Board of Directors' statement in opposition in the Company's 2001 Proxy Statement with respect to the Proponent's 2001 annual election proposal. The Proponent has provided no factual support for his accusations, nor has he offered any evidence whatsoever that the Board has not acted in the best interests of the Company and all of its shareowners when considering all past shareowner proposal topics (including those presented by the Proponent) and the votes of the shareowners on such proposals received by the Company. Further, by making such statements, the Proponent wrongly insinuates that the Board and management have not properly analyzed the relevant issues, and that they are focusing on an ineffective long-term plan for the Company, just because the Board and management disagree with him on the merits of the annual election of directors.

In addition, the Proponent states that "[o]ur management relies on unsupported words such as 'believes' and 'disagrees.'" Not only is this the appropriate way for the Board of Directors and management to couch their statements, the Proponent's characterization implies -- without factual support -- that the Board and management somehow have failed in their fiduciary duties to act in the best interests of the Company and all of its shareowners.

Finally, the Proponent also asserts that "our management prevented this topic from being voted at our 2002 annual meeting. This exclusion was based on a technicality that our management was not required to act on." The Proponent's latest proposal relating to annual election of directors was excluded from the Company's 2002 proxy materials because the Proponent, an experienced proponent of shareowner proposals, failed to comply with the procedural requirements of Rule 14a-8(d) -- even after the Company notified the Proponent of the deficiency. See Honeywell International, Inc. (April 16, 2002) (permitting omission of the Proponent's proposal because he "failed to reduce the proposal to less than 500 words" after receiving notice of the deficiency from the Company). Contrary to what the Proponent asserts, compliance with SEC rules is not a mere "technicality," and exclusion on such grounds is also not a "technicality." The Company was well within its legal rights to seek to exclude such a proposal from its proxy statement because the Proponent failed to keep his proposal within the word limits of Rule 14a-8(d), and then even failed to revise his proposal to comply with the Rule when the Company notified him of the problem. By insinuating that Company management somehow should have allowed the Proponent's non-compliant proposal to be included in the Company's 2002 proxy materials anyway once again impugns the character and integrity of management without factual foundation.

The Proponent has no factual basis for making any of the aforementioned statements, and the inclusion of these statements is therefore inflammatory and impugns the character and integrity of the members of the Board of Directors and management without factual foundation in violation of Rules 14a-8(i)(3) and 14a-9. See, e.g., Honeywell

International Inc. (October 26, 2001) (requiring deletion of a statement asserting that the company's chairman was "forced out" with the help of "a $10 million check" as inaccurate and an attempt to impugn the character of company officers); and Electronic Data Systems Corporation (March 11, 1999) (requiring deletion of a statement asserting that the company's board of directors considered one of the company's officers to be "mediocre" as inaccurate and lacking factual foundation).

- We note that the following statements by the Proponent also lack factual foundation, thereby violating Rules 14a-8(i)(3) and 14a-9:

  (i) "This is like a claim that Honeywell employees would be just as accountable with job reviews once in 3-years"; and

  (ii) "To protect our investment money at risk."

  The Proponent, once again, provides no context, citation, or other form of factual foundation to support his assertions. There is no logical connection between the election of directors to a classified board and job reviews of employees, and there is no evidence that shareowners' investment money is any more "at risk" with a classified board than with a non-classified board. As such, the statements are similarly false and misleading and may be omitted under Rules 14a-8(i)(3) and 14a-9.

- In addition, the Proponent asserts four times in the Proposal that the topic of "Elect Each Director Annually" has twice received 57% of "[o]ur vote" or "approval." Only once, however, does the Proponent state that this 57% calculation is based on the "yes-no votes at our 2000 and 2001 annual meetings." Further, the Proponent's explanation of how he determined the 57% calculation is found only in the text of the supporting statement, while the remaining three references to the 57% calculation are featured prominently in boldface type -- in three separate headings of the Proposal -- without any indication that the percentage was calculated based only on yes/no votes cast at the Company's 2000 and 2001 Annual Meetings of Shareowners. These three references, therefore, are false and misleading under Rules 14a-8(i)(3) and 14a-9.

- Lastly, the Proponent also makes four statements in which he refers to what "shareholders" in general "believe" or "recommend." Since it is the Proponent alone who is presenting the Proposal, not the shareowners, any statements that cannot be properly attributed to others should be set forth solely as his belief.

The Proposal is so replete with statements and assertions that are false and misleading that we believe that the Company may omit the entire Proposal from the Company's 2003 proxy materials pursuant to Rule 14a-8(i)(3). The Staff has indicated that, "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules," the Staff may find it appropriate to grant relief without providing the proponent a chance to make revisions to the proposal and supporting statement.

Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001). We urge the Staff to provide such relief here. See, e.g., The Swiss Helvetia Fund, Inc. (April 3, 2001); and General Magic, Inc. (May 1, 2000). This relief is especially warranted where, as here, the Proponent is experienced in submitting shareowner proposals under Rule 14a-8.

As you are well aware, the Proponent has submitted numerous shareowner proposals to various companies each year for the past several years, resulting in numerous no-action requests. Yet, despite his familiarity with the requirements of Rule 14a-8, the Proponent persists in resubmitting in his proposals statements and assertions which the Staff has previously ruled are false and misleading and, therefore, excludable under Rule 14a-8(i)(3). With respect to the Proponent's annual election proposals alone, there are numerous recent no-action requests submitted by various companies where the Staff required the Proponent to delete various statements as false and misleading, or revise them to provide additional factual support or citations or otherwise conform them to the Staff's specifications. See, e.g., Maytag Corporation (March 14, 2002) (requiring that various statements either be deleted in their entirety, or omitted unless the Proponent provided factual support for the statements); Southwest Airlines Co. (March 13, 2001) (providing that various statements in the proposal may be omitted unless the Proponent provided "factual support in the form of a citation to a specific source"); Raytheon Company (February 26, 2001) (requiring that various statements in the proposal either be deleted in their entirety or that the Proponent provide factual support); Northrop Grumman Corporation (February 16, 2001) (requiring that the Proponent delete various statements in the proposal in their entirety, provide factual support for various other statements, and otherwise revise various other statements in the manner specified by the Staff); The Boeing Company (February 7, 2001) (same); and Honeywell International Inc. (March 2, 2000) (requiring that various statements in the proposal either be deleted in their entirety, or revised by the Proponent in the manner specified by the Staff).

We believe that the Staff should not further tolerate such behavior. As Marty Dunn, Deputy Director of the SEC's Division of Corporation Finance, recently stated:

> I think there's a category of proponents that tend to put in way too many unsupported broad statements. And then we have to deal with them every time, even though we said before that this doesn't have support or provides support or cast it as an opinion -- and every time we have to reinvent the wheel. I think that takes too much time . . . . [Last year,] [w]e had told everybody that if there were a lot of problems within the (i)(3) area relating to a proposal -- rather than requiring revisions at each sentence -- we would allow the entire proposal to be excluded. We didn't follow through on that last year because we didn't think it was fair on such short notice to do that to proponents. Now, folks who repeatedly abuse this will find out that we don't think it's the best use of everybody's time.

Transcript of R.R. Donnelley & Sons Company Teleconference, "Shareholder Proposals: What to Expect in the 2003 Proxy Season," November 12, 2002, at 2

(emphasis added) (copy enclosed). Although there are other items in the Proposal that the Company could have challenged as false and misleading, we have taken into consideration the Staff's position with respect to Rule 14a-8(i)(3) arguments made by companies and have responded accordingly.

* * *

We would very much appreciate a response from the Staff on this no-action request as soon as practicable, but in all events before February 14, 2003, so that the Company can meet its printing and mailing schedule for the 2003 Annual Meeting of Shareowners. If you have any questions or require additional information concerning this matter, please call me at 973.455.5513. Thank you.

Very truly yours,



Peter M. Kreindler
Senior Vice President and General Counsel

Enclosures

cc: John Chevedden (w/ encls.)
Thomas F. Larkins, Esquire (w/ encls.)
George G. Yearsich, Esquire (w/ encls.)

3 – Elect Each Director Annually
Allow Proposal Topic That Twice Won Our 57% Approval

Shareholders recommend that each director be elected annually. This proposal recommends that our company's governing documents be amended accordingly. This includes the bylaws.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278 submits this proposal.

Strong Institutional Investor Support

Twenty-five (25) proposals on this topic won an overall 63% approval rate at major companies in 2002. Annual election of each director is a Council of Institutional Investors www.cii.org core policy.

Another CII policy is the adoption of shareholder proposals that win a majority of votes cast as this proposal topic did in 2000 and 2001. Institutional investors own 74% of Honeywell stock.

Challenges Faced by our Company

Shareholders believe that the challenges faced by our company in the past year demonstrate the merits for shareholders to vote annually regarding each director:

1) Honeywell stock fell 17% after warning 2002 profit expectations were too high.
2) Sales fell at two of Honeywell's largest segments – off at aerospace and automation.
3) The rapid decline of the airlines mean less demand for spare parts and avionics – two of Honeywell's most profitable businesses.
4) Honeywell may have a few more rough quarters ahead, reports "Dogs of the Dow."

Flaws in Claimed 5-Year Company Study of this Proposal Topic

There is evidence that our management has not thoroughly researched shareholder proposal topics. For instance, in our management's 2001 formal statement on this topic:

1) There is no evidence that our management located any of the numerous reports that support this shareholder proposal topic. Yet our management claimed to analyze this topic for 5 years.
2) Our management relies on unsupported subjective words such as "believes" and "disagrees."
3) Our management claimed that directors are just as accountable with 3-year terms as with one-year terms. This is like a claim that Honeywell employees would be just as accountable with job reviews once in 3-years.
4) From the text our management appears to over-rely on an entrenched long-term strategy.

Our vote exceeded 57% at 2 annual meetings

This proposal topic won more that 57% of the yes-no votes at our 2000 and 2001 annual meetings. Shareholders believe that our management should answer a conclusion that management seeks to limit shareholder opportunity to vote on important governance issues. Particularly after our management prevented this topic from being voted at our 2002 annual meeting. This exclusion was based on a technicality that our management was not required to act on.

Shareholder resolutions should be binding
Shareholder resolutions should be binding according to *Business Week* in "The Best & Worst Boards" cover-page report, October 7, 2002. Shareholders believe that, consistent with directors accepting our yes-votes in 2000 and 2001 for their own election, directors should give equal value to our yes-votes for shareholder proposals.

To protect our investment money at risk:

Elect Each Director Annually
Allow Proposal Topic That Twice Won Our 57% Approval
Yes On 3

This proposal title is part of the rule 14a-8 shareholder submitted text and is submitted for unedited publication as the first and only title in all proxy references including each ballot.

The above format includes the emphasis intended.

The company is requested to notify the shareholder of any typographical question.

The company is requested to assign a proposal number based on the chronological order proposals are submittal and to make a list of proposal topic and submittal dates available to shareholders.

R.R. Donnelley Financial's RealCorporateLawyer.com presents

"Shareholder Proposals: What to Expect in the 2003 Proxy Season"

Teleconference - Tuesday, November 12, 2002

Panel:

- Marty Dunn, Deputy Director, Securities & Exchange Commission
- Nell Minow, Editor, The Corporate Library
- John Wilcox, Vice Chairman, Georgeson Shareholder
- Beth Young, Corporate Governance Consultant

Table of Contents

- SEC Staff's Perspective of Upcoming Season
- Popular Topics for Upcoming Season
- Investor Mood and Governance Ratings
- Management Initiatives and Solicitation Strategies

Shareholder Proposals: What to Expect in the 2003 Proxy Season

BROC ROMANEK, Editor-in-Chief, RealCorporateLawyer.com: Let me introduce the panel.

First, Marty Dunn is Deputy Director of the SEC's Division of Corporation Finance. We have Nell Minow, Editor of The Corporate Library, John Wilcox, Vice Chair of Georgeson Shareholder and Beth Young, a well know corporate governance consultant.

Without any delay, let's go ahead and let Marty kick it off.

SEC Staff's Perspective of Upcoming Season

MARTY DUNN, Deputy Director, SEC's Division of Corporation Finance: The disclaimer I have to give is whenever I speak is that I'm speaking for myself and I do not express the views of the Commission or any other member of the staff.

First, I'm going to review the numbers as to what happened last year. Then, I'm going to talk about how we're staffing this year's shareholder proposal task force and the substance of what we saw last year. Then, I'm going to talk about what we anticipate seeing this year and then I'll turn it over.

First, last year didn't disappoint us, as every year we tend to get more proposals to consider. Last year, we handled 469 requests as compared to about 440 the year before. The numbers keep going up. One number that went up is one that we don't want to go up - it took us an average of 48 days to process a request versus 38 days the year before. At the end, I'll mention some reasons why I think it took us longer.

A rough estimate of how the 469 letters broke down is that we permitted the exclusion of 85 proposals on procedural grounds. We permitted the exclusion of 136 on substantive grounds and we required revisions on 118 proposals. 58 folks withdrew and we required the inclusions of about 70 proposals without revisions.

So, if you exclude the withdrawals, about 190 wound up going in and about 220 wound being excluded. So that's kind of an interesting number to me. I think in years past, if you look at our letters that went out, a higher percentage were excluded as compared to the past year. I don't know what caused that trend.

As far as our review structure, we have a team of lawyers - last year it was 15 people, this year it will be 16 - and put them on this full-time for about three and a half months, which is a major undertaking on our part, as you can imagine. Last year, Keir Gumbs headed up the team. Keir did a great job, so much so that we've decided to let him go on to do bigger and better things. Grace Lee is going to take over the reins this year. Grace has worked on the task force for two years and she is going to do incredibly well this year, I have no doubt.

A big change from years past is that we've always had a structure where most of the task force conduct lower level exams and then we had two or three reviewers as they came up. This year, we're going to try to have 11 lower level examiners and five reviewers. The hope there is that the five reviewers can turn things around faster and we can cut down on our turnaround time.

I think it's very important that we be able to answer letters quickly - but not so quickly that proponents aren't able to respond if they want - so that our answers are based purely on what is the "right" answer. Ideally, we then would not be under a time crunch when it's getting to be printing time and everybody is yelling and screaming. I

think we need to base our responses purely on substance and, hopefully, this is a way that we can accomplish that.

Speaking of substance, last year the four biggest categories of proposals we received were poison pill plans (45); independent directors (25); auditor independence (18); and board's role in long term strategic planning (16). We also received 11 I.L.O.-related proposals last year. I think the I.L.O. number is actually down from the year before. But the others, I would imagine will grow.

Kind of as a segue to what I see happening next year, we also got eight no action proposals pertaining to requests that the company expense stock options in their income statement, either stock options just to executives or to all employees. To date, we've permitted the exclusion of these proposals under (i)(7). One of these letters, to National Semiconductor, has been appealed to the Commission.

The Commission is considering this appeal. While this appeal has been pending, we've had one request that came to us from Mercury Computing. We advised them that we were not in a position to take a view as to their position regarding whether or not to include the proposal until the Commission responds to the appeal. And that's what we'll keep doing until the Commission reaches a determination. The Commission determination on that may have a large outcome as to what kind of proposals we see next year. If the Commission says that they don't agree that they can be excluded, you're going to see a lot of companies that will either include these proposals or try to find other arguments other than (i)(7). So, I think that will have a big impact on next years' season.

As for the rest of what I see for next year, the first thing is everything is going to be about corporate governance. Between Sarbanes-Oxley, the new listing standards regarding independent directors, executive compensation plans and other governance issues - as well as the level of corporate failures - these dominate the news and that is likely to rule the agenda next year.

One quick aside is that the comment period for the listing standard regarding equity compensation shareholder approval I believe has run out or will soon. I think the exchanges have every intention of acting on that in the next three four weeks and getting that done. So that will be in place by next year.

The remainder of the listing standards related to definitions of independence, board structure, board activity and I think these proposals will be out soon for comment. Probably around the time we're adopting the equity compensation/shareholder approval listing standard.

These proposals will fit with these corporate governance shareholder proposals and I think we're going to have a very difficult time this year like we had before - figuring out ordinary business in the area of corporate governance is quite difficult and it has not gotten any easier with this topic becoming more of a national pastime. It's a great challenge for us.

As for procedural matters, it was a lot easier last year. We still have the same number of proposals that were excluded on procedural grounds, but I think we answered them more quickly and I really think a lot of that goes back to Staff Legal Bulletin No. 14. There are more firm standards now as to how to count, how to add, where to look, what to do. I think its immensely helpful. And I said it last year, if you're helping a proponent write a proposal or if you're helping a company make an argument regarding exclusion of a proposal, if you don't look at Staff Legal Bulletin No. 14, you're not behaving responsibly. It's got to be the starting point and I really encourage everybody to look at that.

Another matter to consider for this year are the (i)(3) arguments that proposals or the supporting statements are vague or untrue or misleading. We spent way too much time last year on (i)(3)s. As I said, 70 proposals had arguments where they didn't have to do revisions and we had about 120 where we made them include revisions.

We spent a lot of time on these and I think the blame for that can be shared by everybody. I think there's a category of proponents that tend to put in way too many unsupported broad statements. And then we have to deal with them every time, even though we said before that this doesn't have support or provides support or cast it as an opinion - and every time we have to reinvent the wheel. I think that takes too much time.

Related to taking too much time are companies that take issue with sentence after sentence after sentence, almost as though they're proving their case by arguing about every sentence. And that takes us a great deal of time, because we take every one of these and go through it. We consider every sentence in the context of the argument that's made and the substance of it.

Finally, there is some blame for us. I really think last year we didn't start the year being as consistent as we could have been. I didn't think we are aggressive enough. We had told everybody that if there were a lot of problems within the (i)(3) area relating to a proposal - rather than requiring revisions at each sentence - we would allow the entire proposal to be excluded. We didn't follow through on that last year because we didn't think it was fair on such short notice to do that to proponents. Now, folks who repeatedly abuse this will find out that we don't think it's the best use of everybody's time.

Beyond (i)(3), I don't know why, maybe we encouraged it with the Staff Legal Bulletin

or something, but we saw companies throw in every argument they could possibly think of - even if they weren't well-founded. I think what you find is that when we find one argument that clearly fits so that a proposal can be excluded, we rely on that basis and don't consider the rest. But if we don't agree with the company, we have to analyze each of the arguments made. That takes a great deal of time.

So if there's any way I can encourage companies and their counsel to stick to the better-founded arguments, please don't raise arguments that don't have a foundation. Don't say "sure the staff has never allowed an exclusion on this basis in this context but maybe they will now." If you have a good argument, make it. If you don't have a good argument, don't put everybody through the meat grinder.

ROMANEK: Marty, it's a great thing that the staff has finally gotten no action and interpretative letters up on the SEC's Web site, but do you think the shareholder proposal letters will be posted as I know you get such a high volume?

DUNN: To be perfectly blunt, I don't see it happening Broc. On a good week - good as far as cranking things out, bad as far as work being a living hell - we can process 40 in a week. And I just don't know how physically, we could get them up there.

And the other problem is we see a lot of proponent communications that are hand-written or typed without a word processor. We don't get them in Word and we'd have to scan them. You know maybe if technology gets better and things get easier I would love to put them up there, I'd love to make the access easier for everybody, but for right now I think we're in a spot where it just isn't logistically possible yet.

ROMANEK: I think it's great that you have the letters up there that you do. It's almost short of miraculous, knowing how difficult it is to do that.

DUNN: Thank you, Broc.

Popular Topics for Upcoming Season

ROMANEK: Why don't we go ahead and turn it over to Beth who will talk more about the upcoming issues for this proxy season.

BETH YOUNG: Thanks. I see two or three big trends and I'll talk about the one that I think will spawn the most proposals first, which is executive compensation. The number of these proposals have increased during the last few years, but this year for a variety of reasons, I think there will be more related issues and a larger number of companies targeted.

The first type of proposal, which isn't technically an executive compensation proposal, that I'll talk about is options expensing since Marty touched on this.

I think that given the submissions are well underway, most proponents are not waiting to hear about the National Semiconductor appeal before they submit these proposals. So those of you are on this call who are in-house counsel or outside counsel should be starting to gear up for requesting no-action relief on these type of proposals. From what I'm hearing, these proposals may number over a hundred as there are groups of proponents who are doing large numbers of them. Other proponents are doing smaller numbers, but it probably is the most popular issue that I'm being consulted about this year.

These proponents are targeting companies with high levels of dilution that have sort of high levels of mega-grants, where not expensing can be said to have more of an effect on the financial statements. There's also peer pressure from the large number of prestigious companies that are voluntarily expensing. I think these proponents have also gotten a boost from the large number of members in the investment community who are supporters of expensing as well as the recent Conference Board Commission report that recommended expensing fixed stock options.

The second category - in some cases being submitted hand in hand with options expensing - is performance-based stock options. In the past, these proposals have done pretty well (with shareholder votes up into the high 30s and low 40s percentage-wise) and companies have always used the argument that because indexed options and other variable options qualify for variable accounting treatment, they require a charge against income. Companies do not want to use these kinds of options because it places them at a disadvantage to companies that don't in terms of earnings.

Given the momentum behind expensing fixed stock options, I think there is a resurgence of interest in performance-based stock options. Some proponents are combining these two types of proposals together; others are just to resurrecting this issue and sort of going at it with additional vigor. The idea here is that expensing fixed stock options levels the playing field for these performance-based options. A notion that is also supported by the recent Conference Board report.

The third category of compensation proposals - which would be a pretty new proposal - is holding periods and other mechanisms to focus on long-term ownership by executives. And these get a boost from two sources. One source are studies that have come out recently regarding the importance of outright stock ownership to corporate performance, as opposed to the holding of stock options.

As most of you know, when you look at beneficial ownership tables, the number of shares reported for executives includes certain stock options and so the levels of

absolute stock ownership are generally much lower than the numbers that you see in those tables at first glance. There have been some academic studies, as well as studies by compensation consultants, that have found that only at companies where there are high levels of stock ownership is there a positive relationship with corporate performance.

The other source for a lot of these proposals is the huge level of media interest that has been generated by big selling - either before an accounting scandal as in the case of Enron, or before a business failure (for example, in the telecom industry, executives getting out and selling a huge amount of stock the day before companies announced they were headed for bankruptcy or were distressed).

Two other compensation matters and then I'll move on. Banning stock options altogether, I don't think there's going to be a ton of these, but some companies will be targeted where options are seen as abused. Paul Volcker gave a concurrence in the Conference Board report by stating that he believes that fixed options should be banned altogether.

Binding proposals. I think there is a resurgence of interest in binding proposals. These proposals are from Herb Denton and focus on separate chair/CEO through bylaw amendments. In addition, he focuses on binding proposals relating to access to the proxy. This shareholder access to the proxy for the purpose of nominating and voting director candidates on the company's proxy card is an issue that has been arisen before and now is coming back.

In the last year, there has been a lot more interest in this issue as a possible way to help fix what went wrong in the last few years by shareholders having more direct ability to elect directors. There has been an inconsistent attitude on part of the SEC staff about these proposals and more recently, the tendency has been toward exclusion. I think there's desire on the part of some proponents perhaps to challenge that through litigation. I know several proponents who are doing those proposals - some of which will be binding - which will then implicate state law issues and maybe take litigation in a different direction.

And the last category of proposals are board related and these are going to look pretty different this year. As Marty was saying in the beginning, there are a whole set of listing standards that will not be put out for comment until later this year - and since there may be movement on the part of companies before the meeting season on composition of key committees and overall board composition - my sense is that proponents are sitting back a little bit on these issues and not doing as many proposals on independent committees and independent board. They are waiting to see how companies respond to the new listing standards.

The one exception to that is board leadership proposals; initiatives seeking to separate chairs and CEO have gotten new life this year since the notion that independent board leadership is needed for optimal board functioning has really taken hold, has gotten more press attention and more prestigious folks have come out in favor of it. I have seen a lot more interest in doing those proposals this year.

ROMANEK: I have a question from the audience that ties into whether it's likely that there will be many more proposals than this year as compared to the past. How would the Divisions of Corporation Finance and Enforcement react if a company failed to include a proposal after getting a response from Corp Fin along the lines of the staff's response to Mercury noted before?

DUNN: As I mentioned, the Mercury situation is pending. If we have a situation so we say we can't take a view, then what we're telling the company and the proponent is that we haven't taken a view and they can figure it out from there. Generally, if we tell somebody that we think that they have to include it and then they don't include it, that's a pretty darn rare situation - and our first choice almost all the time is to fix it.

If we get involved after the fact and it didn't go in that company's proxy for that year despite all our efforts, if we really think everybody was trying to do the right thing, we'd still try to find a way to fix it. If we thought people were jerking us around, then we'd go to the next step and try to figure out what to do. I do think that if we tell a company that we don't concur in their view and they thumb their nose at us - and it's not a mistake and it's not a timing issue and it's about something we can resolve - it is not something we take very well. If we tell a company that we're not taking a view, then I think it's also inappropriate for us to say "we didn't take a view, but now we think you're wrong" because you did what you decided to do based on absence of guidance from us.

Investor Mood and Governance Ratings

ROMANEK: Sounds good. Why don't we just go ahead and turn it over to Nell who's going to talk about sort of the temperature of investors as well as board readying services and a few other things.

NELL MINOW, Editor of TheCorporateLibrary.com: Thank you. We keep hearing about the crisis of investor confidence, which strikes me as a very unfair way to describe a crisis of management credibility. Making it about investor confidence is blaming the victim." Investors feel that the burden of proof is very much on management to come back and show them why they should listen to anything they have to say.

A number of things that investors should have noticed would have warned them

about what was going on in some of these companies. For starters at Adelphia, you had a board where five members of the nine-member board were members of the same family, which should have been a warning signal. At Global Crossing, as some of you will remember, we made a big fuss in January of 2000 over the employment contracts where the then-Chief Executive Officer got a 10 million dollar signing bonus plus two million options at 10 dollars a share below market - which we thought showed that the Chief Executive Officer knew that the stock was going down in value. We also pointed out the make and model of his Mercedes, his mother's first class airfare to come visit him, and some other perks that we thought showed that the board was not paying attention to what was going on. And of course, we were right about that and there's been a lot of interest this year in the kind of indicators that got us to caution people about Enron and Global Crossing execs in 2000 when they were doing very, very well.

So there is a lot of stuff that Uncle Sam has made companies tell investors over the years and investors have not paid enough attention to them. That includes things like board members who don't go to meetings and numerous related transactions. We just posted a report by Beth Young on our Web site about related transactions where we documented things like the Chief Operating Officer's brother who was hired by a vendor to negotiate their relationship with the company.

My personal favorite was the deal in which every member of the board profited from an acquisition, except the one independent member who was paid an extra 100,000 dollars to review it as an "independent" director. Those are the kinds of things that people are not going to let pass by anymore. I'm recommending that the related transactions section of the proxy statement should be blank. Just don't even bother with it. Remove the conflicted member or do business with someone else.

We are also releasing a product at the end of this month that's had a lot of interest regarding interlocking directors. We've got 20,000 directors in our database and this software will show basically the first, second and third degree lines of connections between all of them. It makes the common six degrees of Kevin Bacon game look like nothing, because you can connect from any one of these 20,000 directors to any other director in about two or three steps - and each and every one of them starts to look like a ball of rubber bands by the time you get to the third degree. You have not only their corporate connections, but also non-corporate foundations, charity boards, professional assocaitations and even the Augusta golf club memberships.

With respect to governance policies, we have 89 guidelines from the 10,000 companies in our database. As more companies develop them, they have been sending them to me to get my comments -- so I know a lot of other companies are coming. We will be publishing all of them and comparing them - and everybody who cheats off of someone else's paper and publishes whatever their lawyer sends them is going to look very bad. I can tell you that there's a very strong market demand for somebody to look at these imitators because those are the boards that do not do their homework.

At Tyco, Dennis Koslowski's employment contract - which was entered into just last year -had a provision that said that conviction of a felony is not grounds for termination. That's the kind of thing people are going to take very seriously going forward - but they don't necessarily have the resources or the expertise to do all that work themselves. So a number of governance rating systems have sprung up. Standard & Poor's and Moody's are also doing ratings. The only one I know a lot about is ours.

Ours is the only one that is not really based on structural matters. We don't give points for independent directors or annual election of directors or anything like that. We look at three things that we can tell us whether the board is doing its job or not. We look at Chief Executive Officer compensation, the transparency of financial accounting and the company's overall strategy, particularly focusing on acquisitions. If the board doesn't get all three of those right, they don't get a good grade from us. If they do get all those right, then they get a good rating, although we won't go with that if we think that that's a problem going forward.

ROMANEK: How will companies know if they have been rated? Is it transparent to the companies what kind of rating they get or is that only for subscribers to TheCorporateLibrary.com?

MINOW: Yes, although direct access to ratings is for our subscribers, we can tell a company what rating they get and we will print their rebuttal if they have one on our Web site. We will begin rating companies for the upcoming proxy season. By the way, our primary customers to date have been head hunters, consultants, plaintiff's law firms and d&o insurers.

ROMANEK: Do investors seem to be warming up to it?

MINOW: So far, the investors have all said we want to wait for the actual ratings. Right now, what we have available is all of the data so you could do your own drill-down in such a way that you can make your own calculations.

Management Initiatives and Solicitation Strategies

ROMANEK: John, why don't I turn it over to you and talk about the nuts and bolts of the 10 day rule and management initiatives.

JOHN WILCOX, Vice-Chair, Georgeson Shareholder: As Marty indicated earlier, it

looks as if the NYSE's proposed listing requirements requiring shareholder approval for all equity compensation plans and eliminating the discretionary broker vote under Rule 452, which is known as the 10 day rule, will be approved soon. This is going to have a very big impact on companies because options plans have always been a major repeat item. Options are of critical importance to most companies, particularly younger companies that use options to incentivize employees. All equity compensation plans will now require shareholder approval and there are going to be some serious obstacles to obtaining shareholder approval.

One of the important factors that will come into play - even more strongly than in the past - is the importance of the overhang in the calculation of dilution. Under the New York Stock Exchange rules, in the past, the dilution calculation did not include overhang. The Exchange staff simply looked at whether the number of shares issueable under the plan being voted upon exceeded 5% of the currently outstanding shares. If it did not exceed 5%, discretionary broker voting was allowed. If it exceeded 5%, there would not be discretionary broker voting. That distinction will no longer apply, so that the technique used by companies in the past to design low-dilution plans that qualify for discretionary voting will no longer be useful.

The impact of these new rules will be strongest at companies with high retail ownership in street name. This is the group that is probably the most likely to use options most heavily. It includes IPOs and younger companies that are more cash strapped and want to use options to incentivize their employees.

Many companies have for years been implementing broad-based plans that did not need a shareholder vote. Now these companies will be seeking shareholder votes for the first time.

I should explain the 10-day rule because I think many people do not understand how it works. Also the term "broker non-vote" is used frequently, but it's not a term that I consider to be accurate. Even after the new listing standards are approved, the 10-day rule will still apply in other situations, but not for equity compensation plans.

Rule 452 essentially says that when shareholders are being asked by a company to vote on a matter in a proxy statement, brokers will be permitted to vote on that matter without any instructions from their customers so long as the matter does not have a substantive impact on the rights of shareholders. The rule applies to member firms - not to listed companies - and therefore its reach extends to Nasdaq companies in addition to NYSE companies.

As I said earlier, the term "broker non-vote" is one that's often used to describe the discretionary broker votes but I've never really understood what people mean by "non-votes." It may be a reference to the difference between the uninstructed quorum and the instructed vote. That has nothing to do with voting on shareholder proposals.

Let's talk about the strategies a company can use in a situation where they're going to be seeking shareholder approval of an equity compensation plan and they have a large overhang, or they are concerned about getting an adverse vote, or perhaps they had a squeaker last year and just got little bit over 50 percent even with the discretionary broker vote (which will not be available this year).

The starting point for the company and its advisors should be to conduct a very careful analysis of who owns shares in the company and to review the option plan carefully to see what features it includes, to analyze every provision with experts to see whether there are features that will attract negative votes.

Some plan features objectionable to shareholders may not be critical to the plan, such as repricing provisions, et cetera. If you have an expert who knows what triggers negative votes, you can do a lot to make the plan more acceptable and avoid those pitfalls.

Figuring out who your owners are, looking very carefully at your institutional shareholders and looking at their voting records is critical.

When all this information has been assembled, you can project a vote and estimate with a high degree of accuracy what the outcome will be.

The vote projection also functions as a blueprint for a proxy campaign. It tells you which accounts are critical and what scope of solicitation is needed. As permitted under the proxy rules, you may be able to conduct a pre-solicitation conversation with a small number of your largest holders in order to get a sense of whether they are likely to support your plan. You can also go through a budgeting process, because there may be some solicitation techniques that are more expensive and you need to decide whether you want to incur that expense.

With respect to the retail vote, there are ways to increase the response level. You should use the Internet. The traditional reminder mailings are probably not going to have a high level of impact - in part because of the creditability issues we've been discussing, but also because they've been used for so many years that people no longer read them. You need to do something more innovative and attention-grabbing.

A technique my firm has developed is called "TeleVote." It allows us to get into telephone contact with street-name customers, accept their voting instructions over the phone, and then forward them to ADP (which then processes them in the usual way). We send a vote confirmation to the shareholders whose instructions we've taken over the phone. This technique can substantially increase the voting response

from the street-name accounts, who otherwise are very difficult to reach.

One of the most difficult elements is deciding how to deal with Institutional Shareholder Services. As we all know, ISS has its own proprietary "black box" to calculate the "share value transfer" resulting from options. If you get a negative recommendation from ISS, it can be difficult to determine whether they have done an accurate job in their data input and calculation. You may need to ask an expert to help you look at the ISS evaluation. For example, if you see that ISS and its share value transfer has given a very high value to an option, it may be that they have relied on an incorrect assumption that all the shares are going to be issued in the form of restricted stock. A meeting with ISS or subscribing to their advisory service can help eliminate this type of error.

The techniques I have outlined apply not only to executive compensation, but to all *management initiatives that are controversial or require a high vote, and also to* shareholders proposals where the objective is to increase the vote against a shareholder proposal opposed by management.

In the upcoming proxy season there's going to be a greater need than ever for companies to conduct high quality solicitation campaigns - and not to just assume that the votes are going to come in. I would argue that there is no longer any such thing as a "routine" annual meeting - a phrase that has been used for many, many years. It's a phrase that I think no longer has meaning in the new era that will be shaped by the Sarbane-Oxley Act, the new listing standards, Enron and other scandals, the bubble market collapse, and the new-found sensitivity to governance and shareholder rights.

ROMANEK: Thanks John. Why don't we go ahead and say good night. Thanks very much.

Disclaimer | For more information about this site, contact broc.romanek@rrd.com.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 | 310/371-7872

6 Copies
7th copy for date-stamp return

December 20, 2002
Via Airbill

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

RECEIVED
2002 DEC 23 PM 3:38
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Honeywell International (HON)
Investor Response to Company No Action Request
Annual Election of Each Director Topic

Ladies and Gentlemen:

This letter addresses the company December 11, 2002 no action request.
The text that follows supports the respective line listing in the shareholder proposal.

Line 2
The 57% approval is calculated as stated in the proposal using generally accepted practices. It should not be necessary to repeat this methodology 4-times as the company would wish. Such repetition of the complete citation is contrary to generally accepted editing practices and legal writing practices. This demand appears to simply be an attempt to weaken the shareholder text with boring repetition.

Line 3
"Shareholders recommend" is a long-standing generally accepted introduction of a proposal topic.

Line 7
The Council of Institutional Investors website statement in support of annual election of each director is evidence of strong institutional investor support. The 60% overall vote noted below is additional evidence. Since a large percent of companies have 50% or more institutional ownership, a 60% overall vote could not be obtained without strong institutional support.

The Investor Responsibility Research Center news release is enclosed to support the 63% figure. A greater than 60% overall proposal vote result is highlighted in the enclosed updated Investor Responsibility Research Center chart. The number of companies has increased to 41.

The company seems to claim (in error) that if companies can be divided into subsets, an accurate statement on the companies can be omitted. The company also seems to claim

(in error) that good governance principles flip flop from one company subset to another. The company objection to the use of the term "major companies" provides no basis to establish that the IRRC focuses on small-cap companies.

Line 9

SLB No. 14 addresses the inclusion of websites in shareholder proposals, "[W]e count a website address as one word for purposes of the 500-word limitation ..."

The following are precedents with exhibits for the Council of Institutional Investor or other corporate governance websites to be included in proposal text:

Occidental Petroleum Corporation (March 8, 2002)

"• revise the phrase that begins 'Pills adversely affect ...' and ends '... www.thecorporatelibrary.com/power' so that it includes the accurate quote from the page reference to the referenced source;"

The Boeing Company (February 7, 2002)

The company asked that the Council of Institutional Investors website be excluded. The Staff letter did not instruct the proponent to omit the website and Boeing published the website.

It is believed that concern regarding the possibility of inappropriate information from a website was intended to refer primarily to non-mainstream information sources unrelated to corporate governance and businesses news sources.

To support the company claim the company produced no evidence that the Council of Institutional Investors publishes or tends to publish "false and misleading" text.

The company raises trivia – such as a complaint that it takes more than one click of the mouse to access information. The company focus on the multiple mouse clicks may lend a cloud of trivia to other company claims. The use of the command-find tool will lead the shareholder to the relevant text in the website.

Line 12

The Reuters Yahoo! Report is included to support the approximate 74% figure for institutional ownership. The company claim of ignorance on this institutional investor ownership percentage is like a confession of company ignorance in conducting corporate governance research. The company has not given a good reason for shareholders not to be able to communicate information which is increasingly available on the internet from reliable sources.

Line 20

The "Dogs of the Dow" text is enclosed. By the company singling out this issue alone as "unable to locate" the company seems to implicitly acknowledge that the company was able to "locate" support for all proposal text except this one item.

Line 21

The company provided no evidence that management has "thoroughly researched shareholder proposal topics." There is still "no evidence that our management located

any of the numerous reports that support this shareholder proposal topic." Then without providing any support for its claim the company charges it is a victim with a cry of an inflammatory "impugns."

Line 27

The company claims, again without any support whatsoever, that it is appropriate for the Board to use the unsupported words of "believes" and "disagrees." The company does not address whether it would be more appropriate for the board to give a reason to support a key corporate governance positions and link the reason closely to the board's positions. The company does not establish a good reason shareholders should not be able to communicate that the board places significant weight on its personal beliefs or disagreements to reach a key governance position.

Contrary to company belief, a narrative on a purported company proposal evaluation does not meet the requirement of evidence.

Line 29

The company seeks to exclude a common sense analogy between a vote once in 3-years and a review once in 3-years. The company seems to be in contradiction, claiming shareholders cannot rely on common sense here while the board can rely on personal disagreements or beliefs (Line 27).

Line 35

It is not a novel or isolated shareholder belief that shareholders are concerned about companies attempting to exclude established governance topics from a shareholder vote. The company has provided no evidence that significantly-held beliefs are likely to be held by only a few shareholders at the company.

Line 37

The Office of Chief Counsel letter advising its determination on the 2002 shareholder proposal (Honeywell International Inc., April 16, 2002) references the company "Incoming letter dated March 25, 2002" as the initiating no action request. The company does not suggest that another party made the request and the company does not claim that this request could be the result of no act of initiation by any party whatsoever.

It is within the power of the company to include a cured proposal even after a no action determination. The enclosed April 20, 2002 letter gave the company another opportunity to consider publishing the cured proposal. The company initially evaded response and then declined.

Contrary to the company claim or inference the company provides no evidence that Office of Chief Counsel said an "attempt to impugn" was the reason for omitting any text in a previous case.

The company has not given a basis for shareholders to not be able to state which option the company took when the company clearly had options.

Line 45

The company has provided no evidence that an investment in company stock does not involve risk. It is common sense that if shareholders have the ability to send annually a real message to each director in the form of a vote, that directors may exercise greater diligence and care.

The company is a repeat filer of no action requests on established topics which are subsequently published and receive substantial shareholder votes.

The company position in a nutshell is that there is almost nothing that can be known with enough certainty about corporate governance or the company itself to be allowed in a shareholder proposal.

Some of the company myths or practices are:

There is no such thing as a lack of evidence from the board.

Board positions on a key governance principle are best left to unsupported personal beliefs.

Shareholder statements cannot rely on common sense.

Shareholder statements cannot illustrate with an analogy.

A company overboard shotgun approach to omit shareholder text is the best practice in the post-Enron era and loss of investor confidence that followed.

Minute clarification has precedent over key principles.

Rule 14a-8 is an opportunity to weaken shareholder text by claiming a need for boring repetition of sources beyond normal editing practices

Good governance principles flip flop from company to company.

It is important to monitor the number of mouse clicks needed to access information.

Shareholders are assumed not capable of using command-find tools in navigating the internet.

The company complaint on shareholder text has provided no information on a tabulation of the past number of individual company no action arguments that failed. The company appears to use an overboard shotgun approach which includes trivia/minute definitions and puts a burden on all parties. However the company seeks to blame the shareholder entirely for the situation.

The Office of Chief Council is then put in the position of reviewing the company demand that the shareholder must prove every word – although the company does not even need to claim that there is any likelihood that shareholder text is incorrect.

The company seems to claim that the rule 14a-8 process is treating the company unfairly when it is the individual shareholder who must respond to the $ million dollar employee.

The company does not show that it has any appreciation of the challenge to the shareholder in submitting proposals – especially subject to a high-powered challenge from an employee who in 2001 earned $495,000 plus $310,000 plus $452,000 plus options for 200,000 shares.

The company does not explain how the company no action letter addresses this concern:
The Securities and Exchange Commission Chairman said, "Similarly, lawyers who represent corporations serve shareholders, not corporate management."

The company does not address whether it fits to this description:
Martin Dunn, Deputy Director, Securities and Exchange Commission said, "Related to taking too much time are companies that take issue with sentence after sentence, almost

as though they're proving their case by arguing about every sentence. And that takes us a great deal of time, because we take every one of these and go through it. We consider every sentence in the context of the argument that's made and the substance of it."

Should the Office of Chief Counsel question or disagree with issues in this letter, an opportunity is respectfully requested to confer with the Office prior to the determination of the Staff's position.

Sincerely,



John Chevedden

cc:
David Cote
Chairman

COUNCIL *of* INSTITUTIONAL INVESTORS

Council Policies

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Council Policies
Corporate Governance
Independent Director Definition
Soft Dollars

Corporate Governance Policies

The Council of Institutional Investors' corporate governance policies establish goals and guidelines for the effective governance of publicly traded corporations. The policies include fundamental core policies that the Council believes should be implemented by all companies, general principles of shareholder rights and board accountability, and a number of more general position statements on various corporate governance issues. It is the Council's hope that corporate boards will meet or exceed these standards and adopt similarly appropriate additional policies to best protect shareholders' interests.

The Council believes that all publicly traded companies and their shareholders and other constituencies benefit from written, disclosed governance procedures and policies. Although the Council believes that the meaningful oversight a board provides may owe most, on a routine basis, to the quality and commitment of the individuals on that board, policies also play an important governance role. Policies can help an effective board perform optimally in both routine and difficult times, and policies can help individual directors and shareholders address problems when they arise.

The Council supports corporate governance initiatives that promote responsible business practices and good corporate citizenship. The Council believes that the promotion, adoption and effective implementation of guidelines for the responsible conduct of business and business relationships are consistent with the fiduciary responsibility of protecting long-term investment interests.

Consistent with their fiduciary obligations to their limited partners, the general partners of venture capital, buyout and other private equity funds should use appropriate efforts to encourage the companies in which they invest to adopt long-term corporate governance provisions that are consistent with the Council's Core Policies, General Principles and Positions or other comparable governance standards.

Council policies bind neither members nor corporations. They are designed to provide guidelines that the Council has found to be appropriate in most situations. Most of the following policies have withstood the test of over a decade of corporate experience. But members are aware that situations vary and Council members only raise policy issues in particular situations when underlying facts warrant.

CORE POLICIES



1. All directors should be elected annually by confidential ballots counted by independent tabulators. Confidentiality should be automatic and permanent and apply to all ballot items. Rules and practices concerning the casting, counting and verifying of shareholder votes should be clearly disclosed.
2. At least two-thirds of a corporation's directors should be independent. A director is deemed independent if his or her only non-trivial professional, familial or financial connection to the corporation, its chairman, CEO or any other executive officer is his or her directorship. (See definition of indepedent director.)
3. A corporation should disclose information necessary for shareholders to determine whether each director qualifies as independent, whether or not the disclosure is required by state or federal law. To assist shareholders in making these determinations, corporations should disclose all financial or business relationships with and payments to directors and their families and all significant payments to companies, non-profits, foundations and other organizations where company directors serve as employees, officers or directors. (See explanatory notes for the types of relationships that should be disclosed.)
4. Companies should have audit, nominating and compensation committees. All members of these committees should be independent. The board (rather than the CEO) should appoint committee chairs and members. Committees should have the opportunity to select their own service providers. Some regularly scheduled committee meetings should be held with only the committee members (and, if appropriate, the committee's independent consultants) present. The process by which committee members and chairs are selected should be disclosed to shareholders.
5. A majority vote of common shares outstanding should be required to approve major corporate decisions concerning the sale or pledge of corporate assets which would have a material effect on shareholder value. A sale or pledge of assets will automatically be deemed to have a material effect on shareholder value if the value of the assets at the time of sale or pledge exceeds 10 percent of the assets of the company and its subsidiaries on a consolidated basis.



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IRRC

Corporate Governance Service

Research Section

AVERAGE VOTING RESULTS ON SIGNIFICANT CORPORATE GOVERNANCE PROPOSALS

	—2002—		—2001—		
(X) pending proposals	*# of proposals*	*Average vote+*	*# of proposals*	*Average vote+*	*Trend^*
Eliminate supermajority vote	10	61.5	12	57.9	+3.6
Repeal classified board	41	61.3	46	52.4	+8.9
Redeem or vote on poison pill	50	60.2	22	57.0	+3.2
Confidential voting	5	59.4	7	52.9	+6.5
Increase compensation committee indepencence	2	43.1	2	42.1	+1.0
No repricing underwater stock options	2	41.0	1	46.6	--
Separate CEO & chairman	3	35.8	3	15.7	+20.1
Vote on future golden parachutes	18	35.3	13	31.8	+3.5
Provide for cumulative voting	19	33.2	19	30.4	+2.8
Increase board independence	12	30.8	7	22.5	+8.3
Increase board diversity(1)	3	21.2	6	20.5	+0.7
Increase nominating committee independence	6	20.3	2	38.6	-18.3
Performance-based stock options	4	19.9	9	25.9	-6.0
Restrict executive compensation*	8	16.0	17	12.2	+3.8
Sell company/spin off/hire investment banker	2	13.5	21	13.2	+0.3
Disclose executive compensation	2	10.1	2	9.2	+0.9
Increase key committee independence	7	21.4			
No consulting by auditors	21	28.8			
Pension fund surplus reporting	5	25.9			
Report on dirs' role in corp. strategy	7	8.5			

+Vote as percentage of shares voted for and against, abstentions excluded
**Includes proposals to restrict executive pay, cap executive pay and link executive pay to performance*
^Trend figures are calculated for categories with more than one proposal

Copyright: Investor Responsibility Research Center, 2002



FOR IMMEDIATE RELEASE
June 14, 2002

For more information contact:
Carol Bowie, Director, Governance Research
CBowie@irrc.com
Meg Voorhes, Director, Social Issues Research
MVoorhes@irrc.com
(202) 833-0700

IRRC Tally Shows Record Support for Shareholder Proposals in 2002

WASHINGTON, D.C. -- In the first "post-Enron" annual meeting season, shareholders have been sending three loud and clear messages to corporations: Put more independent directors on boards, let shareholders vote on executives' pay and severance packages, and don't allow a company's auditor to do consulting work with the firm.

The potent combination of Enron's meltdown, accounting and securities analysts scandals, and persistent market doldrums has galvanized unprecedented support for several corporate governance issues at the 2,000 leading public companies where the Investor Responsibility Research Center tracks votes. At the same time, rising concerns over global warming have led to a doubling of support for shareholder resolutions asking companies how they will respond to this pressing environmental issue.

Extraordinary votes for some novel governance proposals

The much publicized "auditor conflict" resolution, which asks companies not to hire the same accounting firm to perform external audit services and non-audit services, has been garnering remarkable support. Union pension funds drafted and submitted this first-time proposal, and the average level of support for 12 resolutions with early vote tallies is an astounding 29.8 percent. The highest vote so far was at **PG&E**—46.5 percent of the votes cast. A similar vote at **Walt Disney** earlier in the year garnered support from 41.2 percent of the votes cast and prompted several companies—including **Apple Computer, Bristol-Myers Squibb and Johnson & Johnson**—to negotiate with proponents to withdraw their proposals in exchange for the company's commitment to prohibit or severely restrict consulting by auditors.

In another astonishing result, **Mentor Graphics** investors approved—by a margin of 57 percent—a resolution asking the company to put all stock plans with material dilution to a shareholder vote. "That result may be the highest tally ever for a first-time proposal," says IRRC's Director of Governance Research Carol Bowie. The gist of the proposal, which was filed by TIAA-CREF in its continuing campaign to compel companies to limit dilution from employee stock plans, is incorporated in new listing rules proposed by the New York Stock Exchange.

Another governance proposal introduced in 2002 asks for a report on directors' role in formulating corporate strategy. Union pension funds filed a total of 23 such resolutions, eight of which will come to a vote. Four

— more —

resolutions that IRRC has tallies for so far received support from an average of 8.5 percent of votes cast, a significant level for a novel proposal. The remaining 15 were withdrawn after negotiation.

Golden parachutes getting thumbs down

CEO pay, especially reports of fat separation packages for disgraced executives, also has attracted shareholders' ire this year. The most prevalent executive pay-related proposal is aimed at curbing severance, specifically asking companies to allow shareholders to vote on future "golden parachute" agreements with senior executives. Results for the first 13 of a total of 19 proposals being voted on this year show average support of 39.6 percent of the votes cast. That figure is up substantially from an average support of 31.8 percent of the votes cast in 2001, when IRRC tracked a total of 13 golden parachute proposals that came to a vote.

The headline-grabbing vote on this issue occurred at **Bank of America**, where support from 50.7 percent of the votes cast prompted BoA's CEO Ken Lewis to publicly commit to act on the proposal. In 2001, an almost identical proposal submitted by the same proponent, the Teamsters, received just 40.7 percent of votes cast. Norfolk Southern shareholders also gave majority support to this proposal, with 55.8 percent of votes favoring it.

Similar proposals submitted by the Amalgamated Bank's LongView Collective Investment Fund also picked up strong support. LongView says its proposal at **Sprint** received 50 percent of the votes cast, while one at **Citigroup** garnered 47.7 percent and another at **General Electric** received 47 percent of the votes cast.

Director independence and takeover defenses also rile shareholders

In the post-Enron era, shareholders also are throwing substantial support behind proposals asking for more independence on boards. Average voting results for seven proposals asking to increase board independence stands at 29 percent, with a high of 56 percent recorded for the proposal submitted by Walden Asset Management to **EMC**. In 2001, average support for a total of seven proposals that came to a vote was just 22.5 percent, and the highest support was 31.9 percent (at **American International Group**).

The majority of shareholders voting on proposals addressing antitakeover devices such as poison pills and classified boards already support these proposals, and their numbers continue to rise. Results for 25 proposals obtained to date that ask companies to repeal their classified boards, for example, average 63 percent of votes cast. That is a significant increase from the average of 52.4 percent for a total of 46 such proposals voted on last year. So far in 2002, the highest level of support for a board declassification proposal was at **Airborne**, where a Teamsters-sponsored resolution received 84.5 percent of the votes cast—and all but two of the 25 resolutions received majority support.



Proposals asking companies to redeem their existing poison pills and/or allow shareholder votes on future pills also look to break records this year. Voting results obtained for 38 poison pill proposals show that average support stands at 60.1 percent, compared with an average of 57 percent support for a total of 22 pill proposals

— more —

that came to a vote last year. The highest vote recorded so far in 2002 was again at **Airborne**, where a proposal submitted by longtime activist John Chevedden garnered 91.4 percent of votes cast, according to preliminary results. Thirty poison pill proposals have attracted majority support so far.

High Scoring Governance Shareholder Proposals of the 2002 Season

Company	Proposal	Sponsor	Vote (High Vote So Far)	Avg. Support for Proposal Type So Far	Avg. Support for Proposal Type in 2001
Airborne	Redeem Or Vote On Poison Pill	J. Chevedden	91.4%	60.1%	57.0%
Alaska Air Group	Eliminate Supermajority Provision	J. Chevedden	85.0%	61.0%	57.9%
Airborne	Repeal Classified Board	Teamsters	84.5%	63.0%	52.4%
Airborne	Adopt Confidential Voting	W. Ziebarth	83.2%	58.8%	52.9%
Mentor Graphics	Vote On All Stock-Based Compensation Plans	TIAA-CREF	57.0%	nm	—
EMC	Increase Board Independence	Walden Asset Mgmt	56.0%	29.0%	22.5%
Norfolk Southern	Vote On Future Golden Parachutes	LongView	55.8%	39.6%	31.8%
Hartmarx	Adopt Cumulative Voting	C. Peiser	51.0%	31.5%	30.4%
PG&E	No Consulting By Auditors	UBCJA	46.5%	29.8%	—
Verizon Communications	Pension Fund Surplus Accounting+	C. Jones	42.7%	24.5%	—
EMC	Commit To Or Report On Board Diversity	Conn. Retirement Plans	32.0%	nm	20.5%
General Electric	Award Perfomance-Based Stock Options	LongView	30.0%	nm	25.9%
Union Pacific	Have Independent Board Chairman	LongView	28.3%	nm	15.7%
Household International	Link Executive Pay To Social Criteria	Domini	27.0%	9.2%	9.5%
PG&E	Report On Directors' Role In Corporate Strategy Formulation	Laborers	14.2%	8.5%	—

Profile - Honeywell International (NYSE:HON)



As of 12-Dec-2002

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Dec 10 Dividend payment of $0.188

Location

101 Columbia Road, P.O. Box 4000
Morristown, NJ 07962

Phone: (973) 455-2000
Fax: (973) 455-2096

Employees (last reported count): 115,000

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- Industry: Aerospace & Defense

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Index Membership

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Ownership

- **Insider and 5%+ Owners:** 11%
- **Institutional:** 75% (85% of float) (1,993 institutions)
- **Net Inst. Buying:** 18.4M shares (+ 2.90%) (prior quarter to latest quarter)

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Business Summary

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Honeywell International Inc. (Honeywell) is a diversified technology and manufacturing company, serving customers worldwide with aerospace products and services, control technologies for buildings, homes and industry, automotive products, specialty chemicals, fibers, plastics and electronic and advanced materials. The Company globally manages its business operations through four strategic business units: Aerospace, Automation and Control Solutions, Specialty Materials and Transportation and Power Systems. The Company has manufacturing, sales and research and development operations in the United States, Europe, Canada, Asia and Latin America.

More from Market Guide: Expanded Business Description

Financial Summary

HON is a diversified technology and manufacturing company, serving customers worldwide with aerospace products and services, control technologies, automotive products, power generation systems, chemicals, fibers and other materials. For the nine months ended 9/02, net sales fell 8% to $16.42 billion. Net income totalled $1.25 billion vs. a loss of $217 million. Results reflect lower sales to commercial air transport aftermarket customers, offset by higher gross margins.

More from Market Guide: Significant Developments

Officers

[Insider Trade Data]

FY2001 Pay

Dogs Of The Dow

Jody Yen, 10.23.02, 8:30 AM ET

NEW YORK - The S&P 500 shows an 18% loss for the past 12 months, while the blue-chip Dow Jones industrials are a bit better, with a 9% decline. But this market downturn could be an opportunity to invest in the Dogs of the Dow, the ten highest-yielding stocks of the 30 companies in the Dow Jones Industrial Average.

Popularized by the 1992 book *Beating the Dow*, written by Michael O'Higgins and John Downes, the strategy is simple: The highest-yielding Dow stocks usually have standout yields because their share prices are depressed and their businesses are caught in a down cycle. According to this strategy, such blue-chip companies are likely to recover within a year. Meanwhile, investors can benefit from the rich dividends.

For example, **J.P. Morgan Chase** (nyse: JPM - news - people) has seen its stock fall 45% year to date but currently yields 6.8%. Why the bad news? Investors are worried about exposure to credit risks, private equity writedowns and legal problems. The company recently reported a difficult third quarter. Revenue fell 5%, but earnings dropped to $40 million from $449 million in the same period last year.

To improve profitability, the $741 billion (assets) financial services giant recently announced it would cut its investment banking staff by 2,200 employees. Although the layoffs will mean $450 million in near-term severance costs, they are expected to save $700 million in 2003.

J.P. Morgan trades for 12 times 2002 estimated earnings of $1.70 per share and eight times 2003 estimated earnings of $2.47.

The table below lists the 10 Dogs of the Dow. As a group, they trade for 14 times 2002 estimated earnings and 12 times 2003 estimated earnings. The yields of this group range from 2.7% to 6.8%. In contrast, the S&P 500 has a yield of 1.7%.

Heavy equipment and engine manufacturer **Caterpillar** (nyse: CAT - news - people), which has a yield of 3.4%, has been struggling as the construction, natural gas and coal markets hit bottom. Third-quarter sales of $4.7 billion and net income of $213 million were flat. The company was able to maintain its net margins through cost-cutting initiatives, such as reducing its employee count by 2,100.

Securities analysts expect Caterpillar to end the year with earnings of $2.08 per share, which is a 20% decline from 2001. The current outlook for next year: profits of $2.53 per share. Caterpillar trades for 20 times 2002 estimated earnings and 17 times 2003 estimated earnings.



Industrial conglomerate **Honeywell** (nyse: HON - news - people) is riding out the weak economy and may have a few more rough quarters ahead of it. Revenue declined 4% in the firm's third quarter, but the company managed to generate a $412 million profit, versus a loss of $308 million in the same quarter a year ago. The Morristown, N.J.-based manufacturer of aerospace and electronics products also announced it will cut another 3,000 to 5,000 positions.

Securities analysts expect Honeywell's earnings to go down slightly until 2004, when they anticipate profits of $2.55 per share. Honeywell sells for nine times that estimate and yields 3.2%.

May 28, 2002
Mr. Victor Patrick
With this refresher do you wish to state that you do not know anything about this reminder of the March 12, 2002 facsimile referenced below – as you stated in our conversation today, specifically: "First time there was an issue." Please also advise on May 29, 2002 whether any of the Honeywell facsimile numbers below are changed.
Thank you.
John Chevedden

==

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278-2453

PH & FX
310/371-7872

FX: 973/455-4002
FX: 973/455-2096
PH: 973/455-5207

April 20, 2002

Mr. Lawrence A. Bossidy
Chairman
Honeywell International, Inc. (HON)
101 Columbia Road
Morris Township, NJ 07960

Rule 14a-8 Auditor Proposal

Dear Mr. Bossidy,

This is to respectfully request that the company accept the following 500-word text for 2002 rule 14a-8 shareholder vote.

At company request this identical 500-word text was separately faxed 2-times to the company on March 12, 2002. Facsimile verification is enclosed.

Please reply by facsimile and telephone on April 23, 2002 including all evidence regarding the March 12, 2002 500-word facsimile.

Sincerely,



John Chevedden
Shareholder
Honeywell International, Inc.

cc:
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Via Airbill
6 copies

April 16, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Honeywell International Inc.
Incoming letter dated March 25, 2002

The proposal relates to annual elections

There appears to be some basis for your view that Honeywell may exclude the proposal under rule 14a-8(f). We note in particular that the proposal appears to exceed the 500-word limitation imposed by 14a-8(d) and your representation that the proponent failed to reduce the proposal to less than 500 words within 14 days of receipt of Honeywell's request. Accordingly, we will not recommend enforcement action to the Commission if Honeywell omits the proposal from its proxy materials in reliance on rules 14a-8(d) and 14a-8(f).

Sincerely,



Keir D. Gumbs
Special Counsel

TOTAL P.02

3 – Elect Each Director Annually
Allow Proposal Topic That Twice Won Our 57% Approval

Shareholders recommend that each director be elected annually. This proposal recommends that our company's governing documents be amended accordingly. This includes the bylaws.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278 submits this proposal.

Strong Institutional Investor Support

Twenty-five (25) proposals on this topic won an overall 63% approval rate at major companies in 2002. Annual election of each director is a Council of Institutional Investors www.cii.org core policy.

Another CII policy is the adoption of shareholder proposals that win a majority of votes cast as this proposal topic did in 2000 and 2001. Institutional investors own 74% of Honeywell stock.

Challenges Faced by our Company

Shareholders believe that the challenges faced by our company in the past year demonstrate the merits for shareholders to vote annually regarding each director:

1) Honeywell stock fell 17% after warning 2002 profit expectations were too high.
2) Sales fell at two of Honeywell's largest segments – off at aerospace and automation.
3) The rapid decline of the airlines mean less demand for spare parts and avionics – two of Honeywell's most profitable businesses.
4) Honeywell may have a few more rough quarters ahead, reports "Dogs of the Dow."

Flaws in Claimed 5-Year Company Study of this Proposal Topic

There is evidence that our management has not thoroughly researched shareholder proposal topics. For instance, in our management's 2001 formal statement on this topic:

1) There is no evidence that our management located any of the numerous reports that support this shareholder proposal topic. Yet our management claimed to analyze this topic for 5 years.
2) Our management relies on unsupported subjective words such as "believes" and "disagrees."
3) Our management claimed that directors are just as accountable with 3-year terms as with one-year terms. This is like a claim that Honeywell employees would be just as accountable with job reviews once in 3-years.
4) From the text our management appears to over-rely on an entrenched long-term strategy.

Our vote exceeded 57% at 2 annual meetings

This proposal topic won more that 57% of the yes-no votes at our 2000 and 2001 annual meetings. Shareholders believe that our management should answer a conclusion that management seeks to limit shareholder opportunity to vote on important governance issues. Particularly after our management prevented this topic from being voted at our 2002 annual meeting. This exclusion was based on a technicality that our management was not required to act on.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 15, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Honeywell International Inc.
Incoming letter dated December 11, 2002

The proposal recommends that each director be elected annually.

We are unable to concur in your view that Honeywell may omit the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view the proponent must:

- in each sentence that begins "Shareholders believe . . ." or "Shareholders recommend . . . ." delete the references to "shareholders" and recast the sentence as the proponent's belief or recommendation;

- delete the phrases that that begin "Allow Proposal . . ." and end ". . . 57% approval";

- specifically identify the investors referenced in the heading "Strong Institutional Investor Support" and provide factual support in the form of a citation to a specific source beyond a reference to the Counsel of Institutional Investors;

- provide a citation to a specific source for the sentence that begins "Twenty-five (25) proposals . . ." and ends ". . . major companies in 2002;

- revise the reference to www.cii.org to provide a citation to a specific source for the definition referenced;

- delete the sentence "Institutional investors own 74% of Honeywell stock";

- provide a citation to a specific source for the sentence that begins "Honeywell may have . . ." and ends "'reports 'Dogs of the Dow'";

- delete the heading and paragraph that begins "Flaws in Claimed 5-Year Company Study . . ." and ends ". . . entrenched long-term strategy";

- delete the sentences that begin "Particularly after our management . . ." and end ". . . required to act on"; and

- delete the phrase "To protect our investment money at risk."

Accordingly, unless the proponent provides Honeywell with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Honeywell omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,



Jeffrey B. Werbitt
Attorney-Advisor